United States securities and exchange commission logo





                             May 17, 2024

       Julia Qian
       Chief Financial Officer
       Health In Tech, Inc.
       701 S. Colorado Ave, Suite 1
       Stuart, FL 34994

                                                        Re: Health In Tech,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2024
                                                            File No. 377-07195

       Dear Julia Qian:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. In the third paragraph and throughout the prospectus where you discuss your Nasdaq application, please
consistently indicate, if true, that the offering is contingent upon receiving approval
to list on Nasdaq. We note from page 84 that the Underwriting
                                                        Agreement is subject to
Nasdaq listing approval and you also state on page 87 that Nasdaq approval is a
requirement. In other places such as the second paragraph on page 8, you state, "No assurance
can be given that our application will be approved."
       Market and Industry Data, page ii

   2. Reference is made to the seventh sentence. Please remove the statement, "we cannot guarantee the accuracy
or completeness of this information..." since the registrant is responsible for the
accuracy and completeness of the information in the prospectus.
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
May         NameHealth In Tech, Inc.
      17, 2024
May 17,
Page  2 2024 Page 2
FirstName LastName
Summary, page 1

3. Please revise to clarify and disclose the basis for statements characterizing your services as less expensive, faster, and so forth. For example you state that:
             Your strategic approach to self-funding "ensures competitively lower rates," on page
              1;
             Your offering "sets a new standard in the industry as the most streamlined and fastest underwriting and broker quoting system," on page 3; and
             Your platforms "stand out for the industry-leading efficiency, availability, and security," on page 4.
         In this regard, a reader could infer from characterizations of your services that you are the only insurance technology platform that provides quotes and other services in similar timeframes. Your revised disclosure should state clearly the extent to which competitors provide similar services. For example, clarify the extent to which others provide the items in (a)-(e) under "Our Strengths" on page 4. If others provide most or all of the items, clarify why you believe you are "disrupting" the market.
4. Please revise "Overview" on page 1 to quantify the approximate percentage of revenue attributed to each of the 3 services, SMR, ICE and HI Card. Clarify where these services fall under "revenues from underwriting modeling" and "revenues from fees" on page 44.
         Disclose the key components of expenses. For example, we note statements on pages 9, 18 and elsewhere that you rely significantly on outsourcing. Additionally, disclose the approximate percentage of plans using your platform that are done within the carrier's
         "accepted risk threshold," as referenced on page 5, as opposed to services involving health scores that surpass the carrier's risk tolerance system.
5. We note the third bullet point on page 9 where you refer to the risk of failing to accurately perform underwriting actuarial review and adjustment of underwriting. We also note page
         14 where you refer to insurance carriers that "may not budget sufficient resources to service" your clients. Please revise Summary, the last risk factor on page 14, the second risk factor on page 15, and, in more detail, MD&A and Business to clarify the terms of your contracts and (1) how the consequences are manifested when you do not accurately conduct actuarial reviews and underwriting, and (2) whether and how providers not budgeting sufficient resources to service your clients generate consequences to you. For example, it is unclear if failing to accurately conduct actuarial reviews and underwriting has reputational only or reputational and financial consequences. Similarly, it is unclear if arrangements with third parties include provisions requiring you to pay or indemnify providers under certain circumstances where servicing your clients involves costs that are higher than expected. Please revise accordingly.
6. Please revise to clarify industry terms at first use and minimize jargon. As non-exclusive examples, see "stop loss programs" on page 1, "firm proposal" and "bindable proposal" on pages 3 and 5, and "white-labelling success fee-based service arrangements" on page 5.
7. We note the statements that you achieve 90% reduction in processing time and 30% lower
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
May         NameHealth In Tech, Inc.
      17, 2024
May 17,
Page  3 2024 Page 3
FirstName LastName
         costs compared to "fully funded insurance services." Revise to provide a basis for these figures and clarify the extent to which competitors in your particular insurance technology industry have similar cost and time savings. In this regard, clarify any important, qualitative differences between you and the market participants you compare yourself against. For example, clarify whether your typical customer is the same type of typical customer for the comparison group. Additionally, are there qualitative differences between the quotes or proposals at the end of the 2 minute and 12 day processes for
         "typical quoting procedures"?
Marketplace Innovator and Leader, page 4

8. In the fourth sentence, clarify what you mean by, "HIT is disrupting the growing healthcare market..."
Risk Factors, page 13

9. Please revise the last risk factor on page 16, the risk factor on page 21, and the second risk factor on page 27 to provide a more concise description of the risk. Currently the risk factors cover a range of related risks and continue for multiple pages.
10. Revise the first full risk factor on page 18 to clarify whether you rely on third parties for your AI and explain how you and/or third parties engage in activities to compile "the data we collect." In this regard, we note the agreement with AWS referenced on page 18.
         Please file the agreement under Item 601(b)(10) or advise us why you believe it is not a material contract.
11. We note the statement on page 21 that you have experienced "breaches of [y]our security measures..." Please revise here or where appropriate to address any material impact to you regarding such cybersecurity events.
The dual class structure of our common stock will have the effect..., page 25

12. Please disclose that future issuances of Class B shares may be dilutive to Class A shareholders. Additionally, describe any sunset provisions that limit the lifespan of the high-vote shares, including whether the death of a high-vote shareholder or intra-family transfers of shares would require conversion of high-vote shares. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
40

13.      Please revise your Management   s Discussion and Analysis of Financial
Condition and
         Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K.
         Refer to SEC Release Nos. 33-6835 and 33-8350.
14.      Please revise to disclose quantitative detail of the costs presented
in the    General and
         administrative expenses    line item for each period presented.
 Julia Qian
Health In Tech, Inc.
May 17, 2024
Page 4
Number of Enrolled Employees (EEs) Enrolled Medical Health Plan Billed, page 40

15.      Please revise to clarify why the number of    Enrolled Employees
Medical Health Plan
         Billed    is a key indicator of contractual revenue.
16. Additionally, please revise to clarify how management uses EE to manage the business.
         Include a brief explanation of how EE is defined.
Revenue, page 41

17. Please revise to disclose the revenue recognized for each period by subsidiary.
18.      We note your disclosure that    revenue from ICE is derived as a
specific percentage from
         the premium received, in our capacity as the carrier.    Please tell
us and revise to provide
         additional information related to the following:

                why you refer to yourself as the carrier;
                the structure of your contracts with TPAs including how TPAs use your eDIYBS platform;
                your contractual obligations with TPAs including any to provide health insurance benefits to employees of small businesses; and
                how you perform your obligations.

         Additionally, please tell us how you considered whether you were required to account for your carrier activities using the guidance in ASC 944.
Revenues, page 44

19.      Please revise to clarify what    different insurance papers    means.
Variable Consideration, page 49

20. Please revise to disclose the amount of bonuses paid to brokers, if material, for each period presented.
Other Receivables, page 50

21. Please revise to provide additional details regarding your purchase of deferred administrative surplus including, but not limited to, the following:

            what deferred administrative surplus is;
            the key terms of the purchase agreement including the term and your material
          contractual rights and obligations; and
FirstName LastNameJulia   Qian guidance you considered to account for the
transaction
           the specific accounting
Comapany including
          NameHealthhowInyou
                          Tech,  Inc.
                              considered  if deferred administrative surplus
represents purchased
          financial
May 17, 2024 Page 4assets with credit deterioration under ASC 326.
FirstName LastName
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
May         NameHealth In Tech, Inc.
      17, 2024
May 17,
Page  5 2024 Page 5
FirstName LastName

Business, page 53

22. We note your disclosure on page 13 that you derive substantially all of our revenue from members through brokers, TPAs, carriers, MGUs and other third-party agents who engage you for your services or provide referrals. We also note your disclosure on page F-11 that your contracts that are within the scope of ASC 606 specifically relate to the services that
         HIT provides to third party administrators and brokers. Please revise to provide an illustrative example and narrative description of a typical transaction in which a customer uses your underwriting modeling and risk services and a typical transaction in which a customer uses a combination of your services. Please include sufficient detail to enable an investor to understand all aspects of your revenue generating services including, but not limited to the following:

                clarifying who the customer is for accounting purposes (e.g., TPA, member, etc.);
                discussing the different relationships and services that the parties engaging you (e.g., brokers, TPAs, MGUs, etc.) provide to members and how these services interact with your services that members utilize;
                discussing why a customer may procure only certain of your services versus all of them;
                discussing how you obtain your customers;
                discussing your interactions with your customers and members and how you set up your services;
                discussing whether you are considered a TPA; and discussing the typical rights and obligations of all the parties involved and how they
              interrelate.
23. We note disclosure related to other investing activities including unsecured lending activities (Kang Youle Limited) and your investment in deferred administrative surplus.
         Please revise to discuss your overall business strategy, including how you determine where to allocate capital.
Service Solutions, page 53

24. We note your disclosure on page 45 related to a $1.5 million charge for captive related activities. Please revise to provide additional information related to captive related activities, describe what captive means and clarify why you have captive related activities. If captive related activities are with related parties or affiliated companies as defined in US GAAP, please ensure you disclose all required information including information required by ASC 850-10-50 and Rule 4-08(k) of Regulation
S-X.
Certain Relationships and Related Party Transactions, page 76

25. Please revise to address the "Other payables - related party" of $507,541 referenced on page F-8.
 Julia Qian
Health In Tech, Inc.
May 17, 2024
Page 6
General

26. Please revise to provide pro forma earnings per share information. Refer to Article 11-
       02(a)(9) of Regulation S-X for guidance.
27. We note that throughout the prospectus you reference the eDIYBS portal as being "AI-
       backed". In several areas of the prospectus you reference AI-backed technology, solutions, underwriting, engine, etc. when discussing eDIYBS. Please discuss how AI is deployed and utilized for this portal and include any limitations or risks in relying on AI technology obtained from third-party service providers. Discuss whether you have a governance policy for how you use AI.
       Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJulia Qian
                                                             Division of
Corporation Finance
Comapany NameHealth In Tech, Inc.
                                                             Office of Finance
May 17, 2024 Page 6
cc:       Alexandria E. Kane
FirstName LastName